SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 22, 2003

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: April 22, 2003	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

530 – 8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

April 16, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec	Office of the Administrator, New Brunswick Nova Scotia Securities Commission Registrar of Securities, Prince Edward Island Securities Commission of Newfoundland

Dear Sirs:

Subject:	Provident Acquisitions Inc.

We confirm that the following material was sent by prepaid mail on April 14, 2003 to the registered holders of shares of the subject Corporation.

1.	2002 Annual Report / Supplemental Card
2.	Notice of Meeting / Information Circular
3.	Voting Direction
4.	Voting Direction Return Envelope

We also confirm that copies of above mentioned material were sent by courier on April 14, 2003 to each Intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-102 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Brent Jopko
Assistant Trust Officer
Corporate Trust Department

cc:	Provident Energy Trust Tom Buchanan

530 – 8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

April 16, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec	Office of the Administrator, New Brunswick Nova Scotia Securities Commission Registrar of Securities, Prince Edward Island Securities Commission of Newfoundland

Dear Sirs:

Subject:	Provident Energy Trust

We confirm that the following material was sent by prepaid mail on April 14, 2003 to the registered holders of units of the subject Trust.

1.	2002 Annual Report / Supplemental Card
2.	Notice of Meeting / Information Circular
3.	Proxy
4.	Proxy Return Envelope

We also confirm that copies of above mentioned material were sent by courier on April 14, 2003 to each Intermediary holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-102 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Brent Jopko
Assistant Trust Officer
Corporate Trust Department

cc:	Provident Energy Trust Tom Buchanan